Exhibit 99.1

Borr Drilling Limited – Contracting Updates

Hamilton, Bermuda, July 2, 2025: Borr Drilling Limited (NYSE: “BORR”) is pleased to announce new contract commitments for four of its premium jack-up rigs, bringing the total number of contracted rigs to 23 out of its fleet of 24.

The new awards have a combined duration of approximately 1,300 days, including fixed priced options, and an estimated contract revenue of more than $129 million1. In line with our strategy to optimize near term fleet utilization, these new commitments provide strengthened revenue visibility and increase our contract coverage to 84%2 at an average dayrate of $144,000 for 2025 and 45%2 at an average dayrate of $141,000 for 2026.

In the Middle East, the “Arabia II”, which is currently warm stacked, has secured a binding Letter of Award from an undisclosed customer.  The contract will commence in September 2025 and is anticipated to have a firm duration of 500 days, plus a 200-day unpriced option.  This contract includes an additional performance-based incentive that rewards superior performance which this modern and technically capable rig can deliver.

In Southeast Asia, the rigs "Thor" and "Gunnlod" have received a binding Letter of Award from an undisclosed customer. The Thor will undertake a well-based program with an estimated duration of 240 days starting in October 2025, while the Gunnlod is set to commence a 100-day program in September 2025, following the completion of its current contract. Both agreements include one fixed priced optional well, each estimated at 80 days.

In Mexico, the rig "Odin" has received a notice of a 30-day temporary suspension from PEMEX effective early June. Following this, alternative deployment options have been explored, and we have secured a Letter of Intent from an independent oil company in Mexico for a 60-day accommodation program expected to commence in July. The agreement includes priced options for drilling works that could keep the rig contracted through Q2 2026. Following this award, 4 of our 7 rigs in Mexico are now committed to independent customers.

Year to date 2025, the Company has secured 13 new commitments, equating to a total of 3,010 potential contract days and $366 million in potential contract revenues1, including firm term and priced options.

Forward looking statements

This press release and related discussions include forward looking statements made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan", "guidance" and similar expressions and include statements regarding contract commitments including contract days and potential revenues from such commitments, contract coverage and day rates, timing of commencement and duration of contracts and options and extensions, contract terms and ability of rigs to meet incentives, expected duration of option terms and other non-historical statements. Such forward looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to actual performance of our rigs under contracts, whether options are exercised, risks relating to our ability to convert LOIs and LOAs into contracts and the terms of such contracts, and other risks relating to the contracts discussed herein and performance thereunder and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

1 Includes contracts, LOAs and LOIs.

2 Coverage % represented by the number of contracted days and priced options divided by the total days available on a full year basis; includes ~4.5% coverage related to suspension periods in Mexico in 2025; Average dayrate is derived from potential contract revenue divided by potential contract days